

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

<u>Via E-mail</u>
Connie Scarpello
Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue
Norfolk, Nebraska 68701

> **Re:** **Supertel Hospitality, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 20, 2013**
> **File No. 001-34087**

Dear Ms. Scarpello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 23</u>

1. We note your disclosure on page 31. In future periodic reports in this section or elsewhere as appropriate, please revise to clarify the geographic diversification of your portfolio.

<u>Key Performance Indicators, page 32</u>

2. We note that you identify net operating income as a key performance indicator. Please advise us whether you also consider same store net operating income to be a key performance indicator. We may have further comment.

Liquidity and Capital Resources, page 39

3.   We note your disclosure that a portion of the net proceeds from the offering of the Series
        C convertible preferred stock was used for debt repayment and operational funds and that
        you intend to replace these funds so they are ultimately available for acquisitions. In
        future periodic reports, please identify the amount of such offering proceeds used for debt
        repayment, the amount used for operational funds, the amount of such funds to be
        replaced, the time frame in which you intend to replace the funds and the anticipated
        source of the replacement funds. In addition, please clarify whether there are contractual
        restrictions, including financial penalties, relating to the use of such funds.

4.   We note your disclosure on page 42 that if you are not successful in negotiating the
        financing of your debt or finding alternative sources of financing in a difficult borrowing
        environment, you will be unable to meet your near-term liquidity requirements. In future
        periodic reports, please revise to more specifically describe your liquidity issues and
        management's plans to address such issues. In addition, please clarify whether you are
        currently in compliance with all of the payment obligations and financial covenants
        required by your lenders. As applicable, please describe the consequences of any non-
        compliance.

Item 10. Directors, Executive Officers and Corporate Governance, page 108

5.   In future periodic reports, please ensure that you have incorporated by reference the
        appropriate section from the proxy statement that includes the information required by
        Item 405 of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Guy Lawson, Esq. (Via E-mail)